

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 21, 2007

via U.S. mail and facsimile

William P. Horigan
Chief Executive Officer and Chairman of the Board
Human Pheromone Sciences, Inc.
84 W Santa Clara Street, Suite 720
San Jose, California 95113

> **RE: Human Pheromone Sciences, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **Forms 10-QSB for the Fiscal Quarters Ended March 31, 2007, June 30, 2007**
> **and September 30, 2007**
> **File No. 0-23544**

Dear Mr. Horigan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8A. Controls and Procedures, page 11

1. We note your disclosure that your "disclosure controls and procedures were effective at the reasonable assurance level to timely alerting them to material information relating to the Company required to be disclosed in our Exchange Act filings." Please revise in future filings and confirm to us, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

1. Summary of Significant Accounting Policies, 21

Revenue Recognition, page 22

2. We note that in August 2006 you entered into a license agreement with Personal Products Company (PPC) in exchange for an initial cash payment of $1.75 million and future royalties on sales. We further note that you are recognizing revenue for this agreement in accordance with EITF 00-21 in that you are recognizing portions of the initial cash payment upon completion of milestones based on a determination that the agreement contains multiple elements of accounting. However, it is unclear from your revenue recognition policy and your description of the licensing agreement how you determined such accounting policy is appropriate. Please tell us and revise your disclosure in future filings to disclose the material terms of the licensing agreement with PPC, including the length of the agreement. Based on these terms, please also provide us with your analysis of EITF 00-21 and SAB Topic 13 regarding how you determined the agreement contains multiple elements and your revenue recognition policy for each element. We further note that you also have a licensing agreement with Schwarzkopf & Henkel. Please also tell us and disclose in future filings the material terms of this agreement, including when the agreement was entered into and the length, and how you are recognizing revenue for this agreement.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief